UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Under the Securities Exchange Act of 1934
(Amendment No.  )*

AMERICAN POWER GROUP CORPORATION
(Name of Issuer)


Common Stock, $0.01 par value per share
(Title of Class of Securities)


  395379 30 8
 (CUSIP Number)


November 28, 2012
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
   Rule 13d-1(b)
X  Rule 13d-1(c)
   Rule 13d-1(d)


*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities,and for any subsequent amendment containing information which would alter thedisclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






(Page 1 of 8 Pages)


1	NAME OF REPORTING PERSONS.
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

		Allen Kahn MD Revocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) X
		                                                (b)


3 SEC USE ONLY



4 CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

NUMBER OF SHARES           5
SOLE VOTING POWER       0
BENEFICIALLY OWNED BY      6
 SHARED VOTING POWER
     5,031,250

EACH REPORTING PERSON      7 WITH



SOLE DISPOSITIVE   0
WITH                         POWER


                           8
SHARED DISPOSITIVE
5,031,250
                             POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,031,250

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES* /__/


11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.7%


12	TYPE OF REPORTING PERSON*

			OO


*SEE INSTRUCTIONS

1	NAME OF REPORTING PERSONS.
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

		Marc J. Chalfen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) X
		                                                (b)


4 SEC USE ONLY



5 CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES
5
 SOLE VOTING POWER
	0
BENEFICIALLY OWNED		6
 SHARED VOTING 	5,031,250
BY EACH REPORTING		  POWER

PERSON WITH



7
 SOLE DISPOSITIVE 0
				  POWER


8
SHARED DISPOSITIVE 5,031,250
				  POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,031,250

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES*	/__/


11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.7%


12	TYPE OF REPORTING PERSON*

			IN


*SEE INSTRUCTIONS

Item 1(a).   Name of Issuer:

	American Power Group Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

	7 Kimball Lane, Lynnfield MA 01940

Item 2(a).  Name of Person Filing:

	The names of the persons filing this statement on Schedule 13G are:

	* The Allen Kahn MD Revocable Trust, a trust formed under the laws of Illinois (the "Trust"); and

	* Marc J. Chalfen, a United States citizen ("Mr. Chalfen").

	Mr. Chalfen is the trustee of the Trust and may be deemed to have voting and dispositive power with respect to the shares of Common Stock owned by the Trust.

Item 2(b).  Address of Principal Business Office or, if none, Residence:

	The business address of each of the Trust and Mr. Chalfen is 70 W. Burton Place #2803, Chicago, IL 60610.

Item 2(c).  Citizenship:

	Mr. Chalfen is a citizen of the United States. The Trust is a trust formed under the laws of the State of Illinois.

Item 2(d).  Title of Class of Securities:

	Common Stock, par value $.01 per share

Item 2(e).  CUSIP Number: 395379 30 8


Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) 	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) 	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
	78c);
(d) 	Investment company registered under section 8 of the Investment Company
	Act of 1940 (15 U.S.C. 80a-8);
(e) 	An investment adviser in accordance with Section 240.13d-1(b) - 1(b)(1)(ii)
	(E);
(f) 	An employee benefit plan or endowment fund in accordance with Section
	240.13d-1(b)(1)(ii)(F);
(g) 	A parent holding company or control person in accordance with Section
	240.13d-1(b)(1)(ii)(G);
(h) 	A savings association as defined in Section 3(b) of the Federal Deposit
	Insurance Act (12 U.S.C. 1813);
(i) 	A church plan that is excluded from the definition of an investment
	company under section 3(c)(14) of the Investment Company Act of 1940
	(15 U.S.C. 80a-3);
(j) 	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);
(k) 	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)
(ii)(J),please specify the type of institution:______________

Item 4.   Ownership

(a) Amount beneficially owned

	The Trust beneficially owns 5,031,250 shares of Common Stock.

	Mr. Chalfen may be deemed to be the beneficial owner of the shares of Common
	Stock held by the Trust.  Mr. Chalfen disclaims beneficial ownership with
	respect to these shares.

(b) Percent of class

	10.7%

(c) Number of shares as to which the person has:

	(i)	 Sole power to vote or to direct the vote:

	         Not applicable

	(ii) 	Shared power to vote or to direct the vote:

		The Trust and Mr. Chalfen have shared power to vote or direct the vote
		of 5,031,250 shares of Common Stock beneficially owned by the Trust.

	(iii) 	Sole power to dispose or to direct the disposition of:

		Not applicable

	(iv)	Shared power to dispose or to direct the disposition of:

		The Trust and Mr. Chalfen have shared power to dispose or direct the disposition of 5,031,250 shares of Common Stock beneficially owned by the Trust.

Item 5.   Ownership of Five Percent or Less of a Class

	  If this statement is being filed to report the fact that as of the date
	  hereof the reporting person has ceased to be the beneficial owner of
	  more than five percent of the class of securities, check the following /__/

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

	  Not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

	 Not applicable

Item 8.  Identification and Classification of Members of a Group

 	 The Allen Kahn MD Revocable Trust

	 Marc J. Chalfen

Item 9.  Notice of Dissolution of Group

 	 Not applicable

Item 10. Certification

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	August 15, 2013


THE ALLEN KAHN MD REVOCABLE TRUST

By:	/s/ Marc J Chalfen
	Marc J. Chalfen, Trustee


	/s/Marc J Chalfen
	Marc J. Chalfen


CUSIP No.     395379 30 8		SCHEDULE 13G	Page  7  of  8  Pages

Exhibit A

Joint Filing Agreement

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of American Power Group Corporation, dated as of August 15, 2013,and any amendments thereto signed by each of the undersigned, shall be filed on behalf of each of the undersigned pursuant to and in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  August 15, 2013

THE ALLEN KAHN MD REVOCABLE TRUST

By:	/s/ Marc J Chalfen
	Marc J. Chalfen, Trustee


	/s/ Marc J Chalfen
	Marc J. Chalfen